EXHIBIT 12.2

TEXTRON INC.
INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES

COMPUTATION OF RATIO OF INCOME TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(unaudited)

(In millions except ratio)

Nine Months Ended October 2, 1999
Fixed charges:
Interest expense	$147
Distributions on preferred securities of subsidiary trust, net of income taxes	19
Estimated interest portion of rents	21
Total fixed charges	$187

Income:
Income before income taxes and distributions on preferred securities of subsidiary trust	$750
Fixed charges *	168
Adjusted income	$918

Ratio of income to fixed charges	4.91

*     Adjusted to exclude distributions on preferred securities of subsidiary trust, net of income taxes